COMMENTS RECEIVED ON AUGUST 23, 2010

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File No. 811-04008)

Fidelity Southeast Asia Fund

PRELIMINARY PROXY STATEMENT FILED ON AUGUST 13, 2010

SHAREHOLDER MEETING DATE NOVEMBER 16, 2010

1. Proposal #2 - To authorize the Trustees to change the performance adjustment index for the fund in the future without a shareholder vote.

C: The Staff notes that the Investment Company Act of 1940 does not permit a change in the performance adjustment index for a fund without shareholder vote. The Staff asserts that we are not permitted to seek shareholder vote for this proposal because it is not currently allowed under the 1940 Act. The Staff requests Proposal #2 be removed from the proxy. The Staff also requests that Section 3(e) be deleted from the management contract.

R: We believe that the proxy statement clearly explains that the proposal to authorize the Trustees to change the performance adjustment index for the fund in the future without a shareholder vote currently is not permissible under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. We note that the Staff has reviewed and commented on, and shareholders have approved, a similar proposal in the past (Fidelity Capital Trust (August 2002), Fidelity Securities Fund (February 2006), Fidelity Advisor Series I (August 2006), Fidelity Hastings Street Trust (October 2006), Fidelity Trend Fund (October 2006), and Fidelity Advisor Series I (January 2008)). Furthermore, we note that we collaborated with the Staff on the configuration of this proposal in 2002, when we originally included a single proposal that combined Proposal #1 and Proposal #2, to modify the configuration of the proposal and divide it into two separate proposals subject to separate shareholder vote. Accordingly, we have not removed Proposal #2 from the proxy statement nor have we deleted Section 3(e) from the proposed management contract.

2. "If the fund records votes by telephone or through the internet, it will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. Proxies voted by telephone or through the internet may be revoked at any time before they are voted in the same manner that proxies voted by mail may be revoked."

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"If the enclosed proxy is executed and returned, or an internet or telephonic vote is delivered, that vote may nevertheless be revoked at any time prior to its use by written notification received by the trust, by the execution of a later-dated proxy, by the trust's receipt of a subsequent valid internet or telephonic vote, or by attending the Meeting and voting in person."

C: The Staff notes that the underlined disclosure above is inconsistent with the paragraph shown below it. The Staff requests the underlined disclosure be modified for consistency.

R: We will modify the disclosure as follows:
"If the fund records votes by telephone or through the internet, it will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. Proxies voted by telephone or through the internet may be revoked at any time before they are voted ~~in the same manner that proxies voted by mail may be revoked~~."

3. "Competitiveness of Management Fee and Total Fund Expenses"

C: The Staff requests that we add disclosure stating how these fees and total expenses compared to those of the clients that FMR and its affiliates service in other competitive markets.

R: We believe that the proxy statement discusses in reasonable detail the material factors and the conclusions with respect to those factors that formed the basis for the Board's recommending that the fund's shareholders approve an amended contract. As required, the discussion addresses each of the factors enumerated in Item 22(c)(11)(i) of Schedule 14A and the conclusions with respect thereto. One of the factors that the discussion addresses is the "Competitiveness of Management Fee and Total Fund Expenses" and the Board's conclusion. We do not believe that further disclosure regarding the Board's conclusions with respect to individual issues that the Board considers in its evaluation of this factor (such as how the fees charged to the funds compare to those charged to other clients advised by FMR or its affiliates) is necessary either to help investors understand the Board's conclusion with respect to this factor or to meet the requirements of Item 22(c)(11)(i). Accordingly, we have not modified the disclosure.

4. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.